UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2015

INFINERA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court

Sunnyvale, CA 94089

(Address of principal executive offices, including zip code)

(408) 572-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Information.

Revised Offer

On June 29, 2015, Infinera Corporation (the “Company”) issued a press release in Sweden announcing that its recommended public offer (the “Offer”) to the shareholders of Transmode AB (“Transmode”) has been enhanced, allowing shareholders the choice between the original offer consideration or a potential all cash consideration alternative. Pursuant to the revised Offer, the Company is now offering the shareholders of Transmode the choice between tendering their shares for SEK 110 per Transmode share in cash consideration, subject to a maximum total cash consideration in the Offer of SEK 2,133,611,172 or the original Offer consideration in the form of a mix of cash and shares of common stock in Infinera as announced on April 9, 2015 (adjusted for the dividend payment from Transmode of SEK 1.95 per share with a record date of April 20, 2015). Additionally, Transmode shareholders can allocate their tenders between the two alternatives.

This press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Undertakings to Accept the Offer

Pod Investment AB (“Pod”), holding 9,223,140 Transmode shares corresponding to approximately 33.3 percent of the total number of shares and votes in Transmode, has undertaken to tender its shares in Transmode in the Offer (as disclosed in Infinera’s press release of April 9, 2015 and as amended due to the revised Offer in accordance with the below description). In addition, Lannebo Fonder, Ferd AS, and Lancelot Asset Management, holding in aggregate 5,756,711 Transmode shares corresponding to approximately 20.8 percent of the total number of shares and votes in Transmode (together with Pod the “Accepting Shareholders”), have undertaken to accept the revised Offer, subject to certain conditions. As a result, shareholders representing in aggregate approximately 54.1 percent of the total number of shares and votes in Transmode have undertaken to accept the Offer, subject to certain conditions. In the event that before the expiration of the acceptance period (including any extension) under the Offer, a third party announces a public offer to acquire all the shares in Transmode for a price which exceeds the price in the Offer by more than eight (8) percent (the “8 Percent Hurdle”) and such offer is recommended by the Board of Directors of Transmode (a “Superior Offer”), and provided that Infinera has not publicly announced an increased Offer that is recommended by the Board of Directors of Transmode (“Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then the undertaking to accept the Offer shall lapse and the Accepting Shareholders shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the Board of Directors of Transmode (an “Increased Superior Offer”), and provided that Infinera does not exercise its Right to Match, then the Accepting Shareholders’ undertaking to accept the Offer shall lapse and the Accepting Shareholders shall be entitled to withdraw any acceptance of the Offer and accept the Increased Superior Offer. The 8 Percent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

The basis for determination of whether a Superior Offer exceeds the 8 Percent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, are set out in the Accepting Shareholders’ undertakings that will be described in more detail in the offer document to be published by Infinera. The Accepting Shareholders’ undertakings to accept the Offer shall terminate automatically and be of no further force or effect if the Offer lapses or is withdrawn, or the undertaking has lapsed due to a Superior Offer in accordance with the above, i.e., in cases where Infinera has not exercised its Right to Match. Furthermore, all of the Accepting Shareholders’ obligations under the undertaking will lapse, at the option of each Accepting Shareholder, if (a) the Offer is not being declared unconditional before September 15, 2015; (b) a circumstance has occurred, which could not have been reasonably known or anticipated by such Accepting Shareholder at the time of entering into the undertaking, which would have a material adverse effect, or could reasonably be expected to have a material adverse effect, on Infinera’s liquidity, sales, results, solidity, assets or equity; or (c) any information made public by Infinera or disclosed by Infinera to such Accepting Shareholder or Transmode is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity.

The form of Irrevocable Undertaking executed by the Accepting Shareholders and Infinera pursuant to the revised Offer is attached to this report as Exhibit 99.2.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

99.1	Press Release of Infinera Corporation dated June 29, 2015.

99.2	Form of Irrevocable Undertaking.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFINERA CORPORATION

Date: June 29, 2015	By:	/s/ JAMES L. LAUFMAN
James L. Laufman Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Infinera Corporation dated June 29, 2015.

99.2	Form of Irrevocable Undertaking.